SEC
Mail Processing
Section

MAY 01 2009

Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File Number 0-22239





Autobytel Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**33-0711569**
(State of Incorporation)	(I.R.S. Employer Identification No.)

18872 MacArthur Boulevard, Suite 200
Irvine, California 92612-1400
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code (949) 225-4500

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.001 per share	**The NASDAQ Global Market**
Title of Class	Name of exchange on which registered

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Based on the closing sale price of $1.42 for our common stock on The NASDAQ Global Market on June 30, 2008, the aggregate market value of outstanding shares of common stock held by non-affiliates was approximately $61 million.

As of February 28, 2009, 45,219,679 shares of our common stock were outstanding.

Documents Incorporated by Reference

Portions of our Definitive Proxy Statement for the 2009 Annual Meeting, expected to be filed within 120 days of our fiscal year end, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Autobytel Inc.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

		Page Number
	Part I	
Item 1	Business	1
Item 1A	Risk Factors	6
Item 1B	Unresolved Staff Comments	15
Item 2	Properties	15
Item 3	Legal Proceedings	15
Item 4	Submission of Matters to a Vote of Security Holders	15
	Part II	
Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	16
Item 6	Selected Consolidated Financial Data	18
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	18
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	30
Item 8	Financial Statements and Supplementary Data	30
Item 9	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	30
Item 9A	Controls and Procedures	31
Item 9B	Other Information	32
	Part III	
Items 10	Directors, Executive Officers and Corporate Governance	32
Items 11	Executive Compensation	32
Items 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	32
Items 13	Certain Relationships and Related Transactions, and Director Independence	32
Items 14	Principal Accountant Fees and Services	32
	Part IV	
Item 15	Exhibits and Financial Statement Schedules	33
	Signatures	34

PART I

FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission ("SEC") encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Annual Report and our proxy statement, parts of which are incorporated herein by reference, contain such forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words of similar substance used in connection with any discussion of future operations or financial performance identify forward-looking statements. In particular, statements regarding expectations and opportunities, new product expectations and capabilities, and our outlook regarding our performance and growth are forward-looking statements. This Annual Report also contains statements regarding plans, goals and objectives. There is no assurance that we will be able to carry out our plans or achieve our goals and objectives or that we will be able to do so successfully on a profitable basis. These forward-looking statements are just predictions and involve risks and uncertainties, many of which are beyond our control, and actual results may differ materially from these statements. Important factors that could cause actual results to differ materially from those reflected in forward-looking statements made in this Annual Report are set forth under "Item 1A. Risk Factors." Investors are urged not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date on which they were made. Except as may be required by law, we do not undertake any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained herein are qualified in their entirety by the foregoing cautionary statements.

Item 1. *Business*

Autobytel Inc. was incorporated in 1996 under the laws of the State of Delaware. Unless specified otherwise, as used in this Annual Report on Form 10-K, the terms "we," "us," "our," the "Company" or "Autobytel" refer to Autobytel Inc. and its subsidiaries.

Overview

We are an automotive marketing services company that assists automotive dealers and manufacturers sell automobiles. By connecting consumers to automotive dealers and manufacturers through internet lead referral programs and on-line advertising, we provide automotive dealers and manufacturers with opportunities to efficiently market their vehicles to potential customers. We purchase from third parties and generate from our own websites consumer internet requests for pricing and availability on new and used cars as well as for vehicle financing (these consumer internet requests are referred to in this Annual Report on Form 10-K as "Leads"). We sell the Leads primarily to our automotive dealer and manufacturer customers. Leads are purchased from a network of supplier websites, such as Edmunds, AOL, Kelley Blue Book, and Yahoo, ("Network Websites"). These Network Websites provide substantially all of our Leads. Additionally, we own and operate consumer-facing automotive websites, including Autobytel.com®, Autoweb.com®, AutoSite.com®, Car.com℠, CarSmart.com®, CarTV.com®, and MyRide.com® that provide consumers with information and tools to aid them with their automotive purchase decisions. Our owned websites provide a small percentage of our Leads but provide a significant portion of our page views for the advertising component of our business. In addition to advertising on our websites, we provide advertising opportunities for automotive manufacturers and other automotive advertisers through our marketing network, which includes our AutoReach advertising network ("Ad Network") and co-branded websites, such as ESPN.com. We conduct our business within the United States and within one business segment which is defined as providing automotive and marketing services.

Available Information

Our corporate website is located at *www.autobytel.com*. Information on our website is not incorporated by reference in this Annual Report. At or through the Investor Relations section of our website we make available free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports as soon as practicable after such material is electronically filed with or furnished to the SEC. Our Code of Conduct and Ethics for Employees, Officers and Directors is available at the Corporate Governance link of the Investor Relations section of our website.

Significant Business Developments

Change in Strategic Emphasis

We have decided to focus on our core Leads business and place less emphasis on a media-centric advertising-driven business model. This shift in emphasis is the result of our strategic evaluation of the unfavorable macro-economic and automotive industry market conditions experienced during 2008, which are expected to continue during 2009.

Cost Reduction Initiatives

In late 2007, we began a series of expense reduction initiatives that were intended to better align our operating costs with our declining revenues. This involved reducing the number of employees by 63 beginning in the fourth quarter 2007 through the second quarter 2008, and an additional 116 employees in the second half of 2008. Since the inception of these cost reduction initiatives, we have eliminated approximately 60% of our work-force from continuing operations. During this timeframe, we also significantly reduced our use of consultants and temporary labor in an effort to further reduce costs.

Changes to Executive Management

Consistent with our change in strategic emphasis and cost reduction initiatives, a number of our executives either resigned or were terminated from the Company in 2008, including our former Chief Executive Officer, James Riesenbach. Effective on February 28, 2009 we also terminated the employment of our former Chief Financial Officer, Monty Houdeshell. Jeffrey Coats, a member of the Board of Directors, was appointed as our President and Chief Executive Officer on December 12, 2008. Mark Garms, the Company's Senior Vice President of Dealer Operations, was named the Company's Executive Vice President and Chief Operating Officer effective January 19, 2009. Curtis DeWalt, the Company's Senior Vice President, Finance and Controller, was appointed to the position of Senior Vice President and Chief Financial Officer and Wesley Ozima, the Company's Director of Corporate Accounting, was appointed to the position of Vice President and Controller, both effective March 1, 2009.

Engagement of RBC Capital Markets as a Financial Advisor

In August 2008, we engaged RBC Capital Markets Corporation ("RBC"), an investment banking firm, to act as a financial advisor and to assist us in exploring and evaluating strategic alternatives to maximize shareholder value, including the possible sale of the Company or certain of its assets. In January 2009, we announced that we had ended our evaluation of a possible sale of the Company and would continue to evaluate other strategic alternatives with RBC. In arriving at its decision, our Board of Directors concluded that shareholder value would not be maximized by a sale of the Company in the current economic environment.

Sale of Non-Core Assets

On January 23, 2008, we completed the sale of certain assets and liabilities of our AVV, Inc. data extraction and customer relationship management software business to Dominion Enterprises for approximately $22.75 million in cash, plus a working capital payment of approximately $1.0 million. The Company recorded a gain on sale of approximately $4.2 million in connection with the transaction in the first quarter of 2008.

Basis of Presentation

We sold certain assets and liabilities of our Automotive Information Center ("AIC") data operations on January 31, 2007; sold our wholly-owned subsidiary, Retention Performance Marketing, Inc., ("RPM") on June 30, 2007; and sold certain assets and liabilities of its AVV Inc. ("AVV") business on January 23, 2008, collectively the "Divestitures." Accordingly, the Divestures are presented in the consolidated financial statements as discontinued operations. As discontinued operations, revenues and expenses of the Divestitures are presented on a net basis and stated separately from the respective captions in continuing operations in the Consolidated Statements of Operations and Comprehensive Loss. Expenses included in discontinued operations are direct costs of the Divestures that will be eliminated from future operations. Unless stated otherwise, all amounts in this Annual Report on Form 10-K are presented net of discontinued operations.

Industry Background

The internet has been rapidly adopted by consumers for their vehicle purchasing process, primarily because it has become the best method to easily find the information necessary to make an informed and confident buying decision. Additionally, the internet has become a tool for consumers to begin communicating with local automotive dealers regarding vehicle pricing, availability, options, and financing. As many consumers have moved to the internet as a primary vehicle research and shopping tool, many automotive dealers and manufacturers have used it as an efficient way to reach those consumers through marketing programs.

Summary of Services

We believe that our automotive marketing services improve the vehicle purchasing process for consumers, automotive dealers ("Dealers"), and automotive manufacturers ("Manufacturers"). For Dealers, we provide efficient marketing programs, sending them Leads, which we obtain primarily by purchasing them through Network Websites. Manufacturers also participate in our Lead programs and our display advertising programs. For consumers who use our Lead programs, we provide at no cost an easy way to obtain valuable information to assist them in their vehicle shopping

process. These requests may be submitted on Network Websites as well as our websites. For consumers using our websites, we provide research information on new and used vehicles that they may be interested in purchasing and additional tools to assist them in this process.

Services to Dealers. Our Lead and advertising programs generally reduce incremental marketing costs and increase the sales volume of Dealers. Our Dealers usually spend considerably less in marketing costs on each vehicle sold by using our Lead and advertising programs than through traditional forms of marketing, such as print, television and radio advertising.

Services to Manufacturers. Manufacturers can participate in our Leads programs, which connect potential customers who are interested in the Manufacturers' makes and models of vehicles, to Dealers in the potential customers' local areas. Additionally, Manufacturers can influence car buyers' decisions by utilizing display advertising on our websites and websites in our marketing network. Finally, Manufacturers can reach potential customers through our direct marketing programs, reaching consumers that are in the market for a vehicle, through e-mail and direct mail programs.

Services to Consumers. Consumers have shown a preference for independent third-party websites and a preference for using the internet for their vehicle shopping experience. Many consumers also prefer to obtain pricing and availability and financing information from one or more local Dealers prior to visiting a dealership location. The consumer can accomplish this quickly and easily and at no cost by submitting a Lead through Network Websites or our own websites. Our websites provide a large quantity of quality auto related information, providing consumers with up-to-date vehicle specifications, vehicle safety features, and vehicle pricing information. In addition, consumers have access to valuable automotive shopping tools, such as a loan calculator to determine monthly payments, and other helpful information, to make a vehicle lease or purchase decision. Our database of articles allows consumers to perform on-line research by accessing documents, such as consumer and professional reviews, and other analysis. Various automotive information service providers, such as Kelley Blue Book, are also available on our websites to assist consumers with specific vehicle information, such as the trade-in value of their current vehicle. With this information, the consumer is aided in making an informed and intelligent vehicle acquisition decision.

Strategy

Our goal is to garner a share of the billions of dollars spent annually by Dealers and Manufacturers on automotive marketing services. We plan to achieve this objective through the following principal strategies:

Increase the Number of Profitable Relationships with Dealers Using Our Marketing Services. Since our inception, we have invested heavily to build our Dealer network. We consider our Dealer network to be strategically important because it is the source of the majority of our current revenues and is where new products and services can be introduced. We believe that strengthening the size and quality of our Dealer network is important to the success and growth of our business. We plan to do this by:

- increasing the quality and volume of Leads for new and used vehicles,
- providing value added marketing services that help Dealers more effectively utilize the internet to sell vehicles,
- increasing Dealer satisfaction by improving all aspects of utilizing our services, and
- building strong relationships with large Dealer groups, by providing customized services to meet their needs.

Increase Sales to Automotive Manufacturers. We believe that strengthening the size and quality of our relationships with Manufacturers is important to the success and growth of our business. Our strategy is to provide Manufacturers with access to a large number of in-market consumers through our Lead and advertising programs. We have existing relationships with most Manufacturers that market their cars in the U.S. and have opportunities to expand these relationships into our other marketing services.

Increase the Volume of High Quality Leads. We believe that increasing the volume of high quality Leads available for our Dealer and Manufacturer customers is crucial to the long-term growth and success of our business. High quality Leads are those Leads that result in high transaction (i.e. buying) closing ratios. As part of our strategy, we continue to develop strong relationships with Network Website companies that can provide high quality Leads.

Provide an Advertising Component to our Business Model. Our advertising sales effort is primarily targeted at automobile manufacturers and automotive-related vendors. Using the targeted nature of internet advertising, Manufacturers can advertise their brands effectively to specific subsets of our consumers. Manufacturers can target advertisements to consumers who are researching vehicles, thereby increasing the likelihood of influencing their purchase decisions.

Enter into Acquisitions and Strategic Alliances. We plan to grow and advance our business and may do so, in part, through acquisitions and strategic alliances. We continue to review strategic alternatives that may provide opportunities for growth. We believe that acquisitions and strategic alliances may allow us to increase market share, benefit from

advancements in technology, and strengthen our business operations by enhancing our offering of products and services. We may acquire assets or businesses that increase our market share in our Lead referral and other automotive marketing services businesses. In addition to complementing our core business and extending our product solutions, we may also acquire assets or businesses primarily focused on automotive-related websites, content and/or technologies.

Provide a Higher Quality Consumer Experience On Our Websites. We plan to grow the number of visitors to our websites in order to generate advertising and Lead revenue at a higher gross profit margin. To enhance our appeal to consumers, we plan to continue to develop our websites by enhancing vehicle information usability and personalization. We also plan to continue to make available on our websites high quality automotive-related content and tools from third-party sources so that well informed ready to buy consumers can be connected to Dealers.

Programs, Products and Services

New Vehicle Lead Program. Our new vehicle Lead program enables consumers to submit a request for pricing and availability information on a specific make and model of vehicle from a local Dealer through Network Websites. For the Dealer, these requests are Leads, which they receive digitally as part of their participation in our new vehicle Lead program. In addition to specific information regarding the make and model of a vehicle, requests may also include additional data regarding the consumers' needs, including the vehicle they wish to trade-in, whether they wish to lease or buy, and other options that are important to their buying decision. Additionally, a Lead will include the consumers' name, phone number, and e-mail address and may include their home address. We validate the consumer contact information using our proprietary Quality Verification System. We then route the requests to one or more local participating Dealers, if available, that sell the type of vehicle requested in the consumers' area. We then promptly return an e-mail message to the consumer with the Dealer's name and phone number and the name of the dedicated manager, if any, at the Dealership. Dealers contact the consumer, generally within 24 hours of receiving the Lead with a price quote and availability information for the requested vehicle.

To assist the Dealer in converting Leads into sales, we provide several other ancillary value added services. One service, "Rapid Response," notifies a Dealer representative on the representative's mobile phone immediately when a consumer request has been received and allows the Dealer to respond to the consumer more quickly. Another service, "E-mail Manager," assists the Dealer to keep in contact with consumers who have submitted Leads, but are not ready to purchase a vehicle, by sending customized e-mails to the consumer on behalf of the Dealer at various intervals. These services are provided to Dealers at no additional cost.

Dealers participate in our retail new vehicle Lead program by entering into contracts directly with us or through major dealer groups. Generally, our Dealer contracts may be terminated by either party on 30 days' notice and are non-exclusive. The majority of our retail Leads revenues consist of either a monthly subscription or per Lead fee paid by Dealers in our network. We reserve the right to adjust our fees to retail Dealers upon 30 days notice at any time during the term of the contract. Manufacturers or their automotive buying service agencies participate in our wholesale new vehicle Lead programs generally by entering into annual agreements with the right to terminate with a 90 day notice.

Revenue from retail new car Leads accounted for 42%, 41%, and 43% of total revenue in 2008, 2007, and 2006, respectively. Revenue from wholesale Leads accounted for 25%, 16%, and 14% of total revenue in 2008, 2007, and 2006, respectively.

Used Car Lead Program. Our used car Lead program allows consumers to search on Network Websites for used vehicles according to specific search parameters, such as the price, make, model, mileage, year and location of the vehicle. The consumer is able to locate and display the description, price, and, if available, actual digital photograph of vehicles that satisfy the search parameters. The consumer can also perform a similar search on our websites. The consumer can then submit a request for additional information regarding a specific vehicle that we then deliver to the local Dealer. In addition to sending requests digitally, consumers may choose to contact the Dealer using a toll free number posted next to the vehicle. We charge each Dealer that participates in the used car program a monthly subscription or a fee per Lead. The used car program provides participating Dealers on-line consumer requests, shortly after their submission, as well as the ability to listen to recorded phone calls made to the toll free number. Revenues from used car Leads accounted for 8%, 9%, and 9% of total revenues in 2008, 2007 and 2006, respectively.

Finance Lead Programs. In addition to our new and used Leads programs, we also enable consumers to submit a credit questionnaire or a request for financing on Network Websites from which we acquire Leads. Consumers can also submit a request for financing on our websites. Finance Lead requests are forwarded to the nearest participating Dealer that offers financing or, if a Dealer is not available, to an automotive finance institution. The finance Leads program is designed to enable consumers, who may not be able to secure loans through conventional lending sources, to obtain financing to purchase their desired vehicle. We charge each Dealer and finance institution that participates in the finance Lead program a monthly

subscription or per Lead fee. Revenues from finance Leads accounted for 14%, 14%, and 13% of total revenues in 2008, 2007 and 2006, respectively.

Advertising Services. We have multiple website properties on which we offer media products to Manufacturers and related businesses. The websites attract an audience of car-shopping and car-buying consumers that advertisers can target during the vehicle shopping process. A primary way advertisers use our websites to reach these consumers is through vehicle content targeting. This allows automotive marketers to reach users while they are researching one of several site segments, including specific vehicles during the shopping process on our network. Many advertisers use this capability to match their own brand advertising against the same vehicle pages that users are browsing during the research process. This form of placement is referred to as retention marketing in the on-line automotive advertising industry. It enables the advertiser to communicate highly relevant messaging to users while they are researching the vehicle of interest to them. If available, some advertisers will seek to buy inventory of competing automotive brand pages in order to achieve their objectives in capturing new market share. This form of placement is referred to as conquest marketing in the on-line automotive advertising industry. In supporting more brand driven objectives, we sell advertising that consists of fixed ad placement and anchor tenant opportunities. We have a direct marketing platform that helps manufacturers target in-market consumers during the often-extended car shopping process. Designed to keep the brand in consideration, Autobytel Direct allows automotive marketers to deliver specific communications through either e-mail or postal formats to in-market consumers during their purchase cycle. If the advertiser's goal is to reach out to new potential customers or retain existing interested consumers, Autobytel Direct provides an effective way to access ready to buy consumers who are still in the decision making process. Advertising revenues accounted for 11%, 20%, and 21% of total revenues in 2008, 2007, and 2006, respectively.

Seasonality

Traditionally, our Lead volume fluctuates with automotive industry sales volume that has some measure of seasonality. Typically volume is highest in spring and summer months, with lower volume in the fall and winter months.

Intellectual Property

Our intellectual property include patents and patent applications related to our innovations, products and services; trademarks related to our brands, products and services; copyrights in software and creative content; trade secrets; and other intellectual property rights and licenses of various kinds. We seek to protect our intellectual property assets through patent, copyright, trade secret, trademark and other laws and through contractual provisions. We enter into confidentiality and invention assignment agreements with our employees and contractors, and non-disclosure agreements with third parties with whom we conduct business in order to secure our proprietary rights and additionally limit access to, and disclosure of, our proprietary information.

We have registered service marks with the United States Patent and Trademark Office, including Auto-By-Tel, Autobytel.com, MyRide, Autoweb, CarSmart and the Autobytel.com and MyRide.com logos. We have been issued a patent directed toward an innovative method and system for forming and submitting a Lead over the internet and other computer networks from consumers to suppliers of goods and services. This method permits suppliers of goods or services to provide enhanced customer service by making the purchasing process convenient for consumers as well as suppliers. This patent is also directed toward the communication system used to bring consumers and suppliers closer together. The patent expires on January 14, 2019. We have also been issued patents related to on-line aftermarket accessory shopping and on-line auctions. We cannot assure that these patents will be enforceable by us in litigation. We have applied for additional service marks and patents. We can not assure that any additional service marks will be registered or additional patents issued, or if registered or issued, that they will be enforceable by us in litigation. Additional information regarding certain risks related to our intellectual property is included in Part I, Item 1A "Risk Factors" of this Annual Report on Form 10-K.

Competition

Competition continued to intensify in 2008 as our key competitors pursued the best quality Leads through strategic relationships, pricing, search marketing programs, and other tactics. The market for the products we offer is characterized by minimal barriers to entry, where new competitors may be able to launch competitive services at relatively low costs.

In the auto-related Leads and marketing services (advertising) marketplace, we compete for Dealer and Manufacturer customers. These customers may also buy Leads and advertising from multiple Leads or advertising suppliers; therefore, we compete to acquire customers, and also compete to provide the quantity, quality and pricing of Leads and advertising supplied to those customers. We believe that we differentiate ourselves from our competitors based on quality, price, and customer service. Furthermore, in the auto-related advertising marketplace, we believe that we differentiate ourselves by "delivering" an audience of consumers who are "in-market" to purchase an automobile, that we can specifically target and measure, through advertising campaign click-through rates and other analytics.

In the auto-related Leads marketplace we compete for Leads with several companies that maintain similar consumer and or business-to-business websites that generate consumer Leads. We may also compete with individual automobile Dealers as they may already maintain or may introduce websites that compete with our websites. Additionally, all major Manufacturers that market their cars in the U.S. have their own websites and many of these Manufacturers have launched on-line buying services to market their products directly to consumers. We also compete indirectly against automotive brokerage firms and affinity programs.

In the advertising marketplace, we compete with major internet portals, transaction based websites, automotive vertical companies and numerous lifestyle sites. We also compete with traditional marketing channels, such as print, radio and television.

Operations and Technology

We believe that our future success is significantly dependent upon our ability to continue to deliver high-performance, reliable and comprehensive websites, enhance consumer and dealer communications, maintain the highest levels of information privacy and ensure transactional security. We currently host all our websites at a secure data center located at a third-party hosting facility. This data center includes redundant power infrastructure, redundant network connectivity, fire detection and suppression systems and security systems to prevent unauthorized access. Our network and computer systems are built on industry standard technology.

System enhancements are primarily intended to accommodate increased traffic across our websites, improve the speed in which Leads are processed and introduce new and enhanced products and services. System enhancements entail the implementation of sophisticated new technology and system processes. We plan to continue to make investments in technology as we believe appropriate.

Government Regulation

We are subject to laws and regulations generally applicable to providers of advertising and commerce over the internet, including federal and state laws and regulations governing data security; privacy; unfair and deceptive acts and practices; advertising; contests, sweepstakes and promotions; and content regulation. For additional, important information related to government regulation of our business, please review the information set forth in Part I, Item 1A"Risk Factors" of this Annual Report on Form 10K.

Employees

As of February 28, 2009, we had 115 employees. We also use independent contractors as required. None of our employees are represented by labor unions. We have not experienced any work stoppages and consider our employee relations to be generally good.

Item 1A. *Risk Factors*

In addition to the factors discussed in the "Liquidity and Capital Resources" section of Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K, the following additional factors may affect our future results. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business.

Except for fiscal years 2003 and 2004, we have had a history of net annual losses. We may not be profitable in the future. If we are unable to achieve profitability in the future and we continue to lose money, our operations will not be financially viable.

Except for fiscal years 2003 and 2004, we have experienced net annual losses and as of December 31, 2008 we had an accumulated deficit of $271 million. We may not be able to achieve profitability in the future.

Our potential for future profitability must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in rapidly evolving markets, such as the market for internet commerce. We believe that to achieve and sustain profitability, we must, among other things:

- continue to send new and used automotive Leads to Dealers that result in sufficient Dealer transactions to justify our fees;
- expand the number of Dealers in our networks;

- sustain and expand our relationships with Manufacturers;
- assure continued access to a high volume of high quality Leads at acceptable prices from third party sources;
- maintain a high degree of customer satisfaction;
- provide secure and easy to use websites for consumers;
- increase visibility of our brand names;
- defend and enforce our intellectual property rights;
- design and implement effective internal control systems;
- continue to attract, train, retain and motivate qualified personnel; and
- continue to upgrade and enhance our technologies to accommodate expanded service offerings and increased consumer traffic.

We cannot be certain that we will be successful in achieving these goals or that if we are successful in achieving these goals, that we will be profitable in the future.

If we are not successful in shifting our strategic emphasis from a media centric advertising business model to our core revenue lines of Lead referral, we may not achieve profitability in the future.

In the fourth quarter of 2008, we made the strategic decision to shift our emphasis to our core revenue lines of Lead referral and away from the transition to a more media centric advertising business model which was initiated in 2006. Pursuant to this shift in strategy, we undertook significant staff reductions and replaced our Chief Executive Officer. The shift in emphasis was due in large part to the challenging external environment in the automotive industry. Due to our evaluation of the external environment, as well as other factors, we determined that continuing to pursue the transition to a media centric model was unlikely to be successful at this time. Our strategy is now dependent on our ability to increase Lead referral revenue. If we are not successful in increasing Lead referral revenue, then we may not be able to achieve profitability in the future.

If our Dealer attrition increases, our Dealer network and revenues derived from this network will decrease.

We derive a majority of our revenue from fees paid by Dealers participating in our Dealer network. A few agreements with Dealers account for a material amount of our revenue. From time to time, a Dealer or Manufacturer may significantly decrease the number of Dealers participating in our Dealer network or the number of Leads accepted from us. In 2008 and continuing into 2009, we experienced attrition in the number of our Dealers and a decrease in the number of Leads accepted by our Dealers. Our revenues have decreased as a result of this Dealer attrition, and if Dealer attrition increases or continues at the current rate and we are unable to add new Dealers to mitigate the attrition, our revenues will continue to decrease. A material factor affecting Dealer attrition is our ability to provide Dealers with high quality Leads at acceptable prices. High quality Leads are those that result in high closing ratios. Closing ratio is the ratio of the number of vehicles purchased at a Dealer generated from Leads to the total number of Leads sent to that Dealer. In addition, if Manufacturers or Dealers require us to decrease the fees we charge for our services, our revenues will decline, which could have a material adverse effect on our business, results of operations and financial condition. Generally, our Dealer agreements are cancelable by either party upon 30 days notice. Participating Dealers may terminate their relationship with us for any reason, including an unwillingness to accept our subscription terms or as a result of joining alternative marketing programs. We cannot assure that Dealers will not terminate their agreements with us. Our business is dependent upon our ability to attract and retain qualified Dealers and Manufacturers. In order for us to grow or maintain our Dealer networks, we need to reduce our Dealer attrition. We cannot assure that we will be able to reduce the level of Dealer attrition, and our failure to do so could materially and adversely affect our business, results of operations and financial condition.

We are particularly affected by general economic conditions and in particular the automotive industry.

The economic strength of the automotive industry significantly impacts the revenues we derive from Dealers, Manufacturers and other customers.

In 2008, the automotive industry entered what is generally considered to be the most challenging environment of the past few decades. North American vehicle sales decreased significantly versus 2007. Dealer consolidations, closings and bankruptcies increased significantly in 2008. Two major U.S. automobile manufacturers, General Motors and Chrysler, were provided with "bailout" funding by the U.S. federal government in December 2008 and January 2009 to meet their liquidity requirements. One or more of the major U.S. based manufacturers could face possible bankruptcy in 2009. The financial pressure in the automotive industry is not contained to the U.S. automobile manufacturers. Toyota Motor Corporation recently announced that it was forecasting its first fiscal year operating loss in 70 years. Certain foreign governments have

also discussed plans to assist their auto manufacturers. Auto sales in the United States are expected to continue to remain at low levels throughout 2009.

One of the factors generally believed to be a contributing factor to the sharp decline in automotive sales has been the lack of available consumer credit to finance vehicle purchases. If credit availability does not improve, the recovery in sales may be further postponed. If automobile sales and the industry in general do not recover, then our business, results of operations and financial condition will be materially and adversely affected.

Competition could affect our market share, pricing, cost structure and Lead supply.

Our success in our Leads businesses is dependent on our ability to originate or acquire and sell high quality Leads in sufficient volumes to our customers at profitable margins. These Leads may be submitted by consumers through our own web properties or purchased from Network Websites. We actively compete for Dealer and Manufacturer customers with companies that maintain automotive Lead referral businesses that are very similar to ours. Several of these competitors may be larger than us and may have greater financial resources than we have. In addition to competition for customers, we also compete with several of these companies in the acquisition of Leads from third party Lead suppliers. If we lose customers or quality Lead supply volume to our competitors, or if our pricing or cost to acquire Leads is impacted, our business, results of operations and financial condition will be materially and adversely impacted.

Our success in our advertising business is dependent on our ability to attract and acquire consumers to our web properties and monetize that traffic at profitable margins with advertisers. Our consumer facing websites compete with offerings from the major portals, transaction based sites, automotive verticals (websites with content that is primarily automotive in nature) and numerous lifestyle websites. Our advertising business is characterized by minimal barriers to entry, and new competitors may be able to launch competitive services at relatively low costs. If our websites do not provide a compelling, differentiated user experience, we may lose visitors to competing sites. Further, if our website traffic continues to decline, we may lose relevance to our major advertisers who may reduce or eliminate their advertising buys.

We cannot assure that we will be able to compete successfully against current or future competitors, many of which have substantially more technical and financial resources as well as existing brand recognition. In addition, competitive pressures may result in increased marketing costs, decreased website traffic or loss of market share or otherwise may materially and adversely affect our business, results of operations and financial condition.

Our quarterly financial results are subject to significant fluctuations that may make it difficult for investors to predict our future performance.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future due to unforeseen events affecting the economy and industries in which we operate. Other factors that may adversely affect our quarterly operating results include our Lead volume, which fluctuates with automotive industry sales volume that has some measure of seasonality. Typically, volume is highest in the spring and summer months, with lower volume in the fall and winter months. As seasonality occurs, investors may not be able to predict our annual operating results based on a quarter-to-quarter comparison of our operating results. Seasonality in the automotive industry, internet and commercial on-line service usage and advertising expenditures is likely to cause fluctuations in our operating results and could have a material adverse effect on our business, results of operations and financial condition.

Risks Associated with Governmental Regulation

We have identified below in this section entitled "*Risks Associated with Government Regulation*" factors relating to government regulation certain areas of existing government regulation, which if changed or interpreted to apply to our business, we believe could be costly to us. These laws and regulations include motor vehicle brokerage licensing laws, motor vehicle dealer licensing laws, franchise laws, insurance licensing laws, financial services laws, data security and privacy laws, and tax laws.

Uncertainty exists in the application of various laws and regulations to our business. New laws or regulations applicable to our business, or expansion or interpretation of existing laws and regulations to apply to our business, could subject us to licensing, claims, judgments and remedies, including monetary liabilities and limitations on our business practices, and could increase administrative costs or adversely affect our business. Although we do not believe that existing laws or regulations materially and adversely impact us, our business could be significantly affected by different interpretations or applications of existing laws or regulations, future laws or regulations, or actions or rulings by judicial or regulatory authorities. We operate in a regulatory climate in which there is uncertainty as to the application of various laws and regulations to our business. Our operations may be subjected to adoption, expansion or interpretation of various laws and regulations, and compliance with these laws and regulations may require us to obtain appropriate licenses at an

undeterminable and possibly significant initial and annual expense. These additional expenditures may increase future overhead, thereby potentially reducing our future results of operations. There can be no assurance that future laws or regulations or interpretations or expansions of existing laws or regulations will not impose requirements on internet commerce that could substantially impair the growth of e-commerce and harm our business, results of operations and financial condition. The adoption of additional laws or regulations may decrease the popularity or impede the expansion of e-commerce and internet marketing, restrict our present business practices, require us to implement costly compliance procedures or expose us and/or our customers to potential liability, which, in turn, could adversely affect our business.

We may be considered to "operate" or "do business" in states where our customers conduct their business, resulting in regulatory action. In the event any state's regulatory requirements impose state specific requirements on us or include us within an industry-specific regulatory scheme, we may be required to modify our marketing programs in that state in a manner that may undermine the program's attractiveness to consumers or Dealers. In the alternative, if we determine that the licensing and related requirements are overly burdensome, we may elect to terminate operations in such state. In each case, our business, results of operations and financial condition could be materially and adversely affected.

If automotive dealer and/or broker laws apply to us we may be required to modify or eliminate our marketing programs. If we are unable to market our services in the manner we currently do, our revenues may decrease and our business may suffer. All states comprehensively regulate vehicles sales and lease transactions, including strict licensure requirements for Dealers and, in some states, brokers. Most of these laws and regulations, we believe, specifically address only traditional vehicle purchase and lease transactions, not internet-based transactions. We do not believe that our marketing services qualify as automobile brokerage activity and, therefore, we do not believe that state motor vehicle dealer or broker licensing requirements apply to us. However, if any state's regulatory requirements relating to motor vehicle dealers or brokers are deemed applicable to us and we do not comply with those regulatory requirements, we may become subject to fines, penalties or other requirements and may be required to modify our marketing programs or pricing models in those states in a manner that undermines the attractiveness of the program to consumers or Dealers. If we determine that the licensing or other regulatory requirements in a given state are overly burdensome, we may elect to terminate operations in that state. In each case, our revenues may decline and our business, results of operations and financial condition could be materially and adversely affected. In some states we have modified our marketing programs or pricing models to reduce uncertainty regarding our compliance with local laws. As we introduce new services, we may need to incur additional costs associated with additional licensing regulations and regulatory requirements.

If franchise laws apply to us we may be required to modify or eliminate our marketing programs. If we are unable to market our services in the manner we currently do, our revenues may decrease and our business may suffer. We believe that neither our relationship with our Dealers nor our Dealer subscription agreements constitute "franchises" under federal or state franchise laws. However, if any state's regulatory requirements relating to franchises or our method of business impose additional requirements on us or include us within an industry-specific regulatory scheme, we may be required to modify our marketing programs in that state in a manner that undermines the program's attractiveness to consumers or Dealers. If our relationship or written agreement with our Dealers were found to be a "franchise" under federal or state franchise laws, we could be subject to additional requirements, such as franchise disclosure and registration requirements, and limitations on our ability to effect changes in our relationships with our Dealers, which may negatively impact our ability to compete and cause our revenues to decrease and our business to suffer. If we become subject to fines or other penalties or if we determine that the franchise and related requirements are overly burdensome, we may elect to terminate operations in that state. If this happens, our revenues may decline and our business, results of operations and financial condition could be materially and adversely affected.

If financial broker licensing requirements apply to us in states where we are not currently licensed, we will be required to obtain additional licenses and our business may suffer. We provide a connection through our websites that allows consumers to obtain finance information and submit Leads for vehicle financing to third party lenders. We also acquire Leads from third parties. We receive marketing fees from financial institutions or Dealers in connection with this advertising activity. We do not demand nor do we receive any fees from consumers for this service. In the event states require us to be licensed as a financial broker, we may be unable to comply with a state's laws or regulations, or we could be required to incur significant fees and expenses to obtain any financial broker required license and comply with regulatory requirements. In the event states require us to be licensed and we are unable to do so, or we are otherwise unable to comply with laws or regulations required by changes in current operations or the introduction of new services, we could be subject to fines or other penalties or be compelled to discontinue operations in those states, and our business, results of operations and financial condition could be materially and adversely affected.

If insurance licensing requirements apply to us in states where we are not currently licensed, we will be required to obtain additional licenses and our business may suffer. We provide links on our websites enabling consumers to receive quotes for insurance and extended warranty coverage from third parties and submit quote. All on-line applications for quotes

are completed on the respective insurance carriers' or other third party websites. We receive marketing fees from participants in connection with this advertising activity. We do not receive any premiums from consumers nor do we charge consumers fees for our services. We do not believe that these activities require us to be licensed under state insurance laws. However, if any state insurance licensing laws were determined to be applicable to us and if we are required to be licensed and we are unable to do so, or we are otherwise unable to comply with laws or regulations, we could be subject to fines or other penalties or be compelled to discontinue operations in those states, and our business, results of operations and financial condition could be materially and adversely affected.

Changes in the taxation of internet commerce may result in increased costs.

Because our business is dependent on the internet, the adoption of new local, state or federal laws or regulations may decrease the growth of internet usage or marketing or the acceptance of internet commerce which could, in turn, decrease the demand for our services and increase our costs or otherwise have a material adverse effect on our business, results of operations and financial condition. Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in internet commerce. New state tax laws or regulations or new interpretations of existing laws or regulations may subject us to additional state sales, use and income taxes.

Data Security and Privacy and Technology Risks

Our business is subject to various laws and regulations relating to data security and privacy. New data security and privacy laws and regulations may be adopted regarding the internet or other on-line services that could limit our business flexibility or cause us to incur higher compliance costs.

Compliance with anti-spam laws and regulations may impose significant costs and burdens on our e-mail marketing activities, and violations of these laws and regulations could subject us to fines or other enforcement actions. Among other laws and regulations, federal and state legislation regulating e-mail communications and internet advertising, such as proposed or adopted privacy-related laws that restrict or prohibit unsolicited e-mail (commonly known as "spam") may adversely affect our ability to market our services to consumers in a cost-effective manner. Violation of these laws may result in monetary fines or penalties or damage to our reputation. The CAN-SPAM Act of 2003, or CAN-SPAM, became effective in the United States on January 1, 2004. CAN-SPAM imposes complex and often burdensome requirements in connection with sending commercial e-mail. In addition, the language of CAN-SPAM contains ambiguities, not all rules implementing CAN-SPAM have yet been promulgated, and courts have not yet interpreted key provisions of CAN-SPAM. Depending on how the law is interpreted and applied, CAN-SPAM may impose significant costs and burdens on our e-mail marketing practices.

Failure to comply with data privacy laws and regulations may significantly impact our internet Leads referral business. Various laws and regulations govern the collection, use, retention, sharing and security of data that we receive from our users, advertisers, and affiliates. In addition, we have and post on our website our own privacy policies and practices concerning the collection, use and disclosure of user data and personal information. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders or other federal or state privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business. Further, failure or perceived failure by us to comply with our policies, applicable requirements, or industry self-regulatory principles related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of user confidence in us, damage to our brands, and ultimately in a loss of users, advertisers, or Lead referral and advertising affiliates which could adversely affect our business. Proposed legislation or regulations concern data privacy and retention issues related to our business, and it is not possible to predict whether or when this or other legislation or regulations will be adopted. Certain proposals, if adopted, could impose requirements that may result in a decrease in our user registrations and revenues. In addition, the interpretation and application of user data protection laws are currently unsettled.

Increased security risks of on-line Leads collection and referral, advertising and e-commerce may cause us to incur significant expenses and may negatively impact our credibility and business. A significant issue for on-line businesses like ours is the secure transmission of confidential and personal information over public networks. Concerns over the security of transactions conducted on the internet, consumer identity theft and user privacy have been significant barriers to growth in consumer use of the internet, on-line advertising, and e-commerce. Despite our implementation of security measures, however, our computer systems may be susceptible to electronic or physical computer break-ins, viruses and other disruptive harms and security breaches. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may specifically compromise our security measures. Any perceived or actual unauthorized disclosure of personally identifiable information regarding website visitors, whether through breach of our network by an unauthorized party, employee theft or misuse, or otherwise, could harm our reputation and brands, substantially impair our ability to attract

and retain our audiences, or subject us to claims or litigation arising from damages suffered by consumers, and thereby harm our business and operating results. If consumers experience identity theft after using any of our websites, we may be exposed to liability, adverse publicity and damage to our reputation. To the extent that identity theft gives rise to reluctance to use our websites or a decline in consumer confidence in financial transactions over the internet, our business could be adversely affected. Alleged or actual breaches of the network of one of our business partners or competitors whom consumers associate with us could also harm our reputation and brands. In addition, we could incur significant costs in complying with the multitude of state, federal and foreign laws regarding the unauthorized disclosure of personal information. For example, California law requires companies that maintain data on California residents to inform individuals of any security breaches that result in their personal information being stolen. Because our success depends on the acceptance of on-line services and e-commerce, we may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. Internet fraud has been increasing over the past few years, and fraudulent on-line transactions, should they continue to increase in prevalence, could also adversely affect the customer experience and therefore our business, operating results and financial condition.

If we fail to detect click-through fraud, we could lose the confidence of our advertisers, thereby causing our business to suffer.

We are exposed to the risk of fraudulent clicks on our advertisements by persons seeking to increase the advertising fees paid to us. Click-through fraud occurs when a person clicks on an advertisement displayed on our website in order to generate revenue to us and to increase the cost for the advertiser. If we are unable to monitor and prevent this type of fraudulent activity, we may have to issue retroactive refunds of amounts previously paid to us if any such fraud is later detected. Such fraud could lead advertisers to become dissatisfied with our advertising programs, which, in turn, could lead to a loss of advertisers and revenue.

Our success is dependent on keeping pace with advances in technology. If we are unable to keep pace with advances in technology, consumers may stop using our services and our revenues will decrease. If we are required to invest substantial amounts in technology, our results of operations will suffer.

The internet and electronic commerce markets are characterized by rapid technological change, changes in user and customer requirements, frequent new service and product introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing websites and technology obsolete. These market characteristics are intensified by the emerging nature of the market and the fact that many companies are expected to introduce new internet products and services in the near future. If we are unable to adapt to changing technologies, our business, results of operations and financial condition could be materially and adversely affected. Our performance will depend, in part, on our ability to continue to enhance our existing services, develop new technology that addresses the increasingly sophisticated and varied needs of our prospective customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our websites and other proprietary technology entails significant technical and business risks. We may not be successful in using new technologies effectively or adapting our websites, or other proprietary technology to customer requirements or to emerging industry standards. In addition, if we are required to invest substantial amounts in technology in order to keep pace with technological advances, our results of operations will suffer.

Securities Market Risks

The public market for our common stock may be volatile, especially since market prices for internet-related and technology stocks have often been unrelated to operating performance. Our common stock is currently listed on the NASDAQ Global Market, but we cannot assure that an active trading market will be sustained or that the market price of the common stock will not decline. The stock market in general has experienced significant price fluctuations. The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as:

- actual or anticipated variations in our quarterly operating results;
- historical and anticipated operating metrics such as the number of participating dealers, the visitors to our websites and the frequency with which they transact;
- announcements of new product or service offerings;
- technological innovations;
- competitive developments, including actions by automotive manufacturers;
- changes in financial estimates by securities analysts or our failure to meet such estimates;
- conditions and trends in the internet, electronic commerce and automotive industries;

- our ability to comply with the conditions to continued listing of our stock on the NASDAQ Global Market;
- adoption of new accounting standards affecting the technology or automotive industry, and
- general market or economic conditions and other factors.

Further, the stock markets, and in particular the NASDAQ Global Market, have experienced price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and have often been unrelated or disproportionate to the operating performance of such companies. These broad market factors have affected and may adversely affect the market price of our common stock. In addition, general economic, political and market conditions, such as recessions, interest rates, energy prices, international currency fluctuations, terrorist acts, military actions or wars, may adversely affect the market price of the common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against companies with publicly traded securities. This litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, results of operations and financial condition.

Our common stock could be delisted from the NASDAQ Global Market if we are not able to satisfy continued listing requirements, and if this were to occur, the price of our common stock and our ability to raise additional capital may be adversely affected and the ability to buy and sell our stock may be less orderly and efficient. Our common stock is currently listed on the NASDAQ Global Market. Continued listing of a security on the NASDAQ Global Market is conditioned upon compliance with various continued listing standards. There can be no assurance that we will continue to satisfy the requirements for maintaining a NASDAQ Global Market listing.

The standards for continued listing require, among other things, that the closing minimum bid price for the listed securities be at least $1.00 per share for 30 consecutive business days. Our common stock has traded below $1.00 per share since October 1, 2008, and there can be no assurances made that we will satisfy the $1.00 minimum bid price required for continued listing of our common stock on the NASDAQ Global Market.

The NASDAQ Stock Market LLC has implemented a temporary suspension of its enforcement of the minimum $1.00 closing bid price and minimum market value for publicly held shares continued listing rules. This temporary suspension, originally scheduled to expire on January 19, 2009, was extended and currently will remain in effect through April 19, 2009, unless further extended.

If our common stock were to be delisted from the NASDAQ Global Market, the price of our common stock, the ability of holders to sell such stock, and our ability to raise additional capital will likely be adversely affected. If our common stock is delisted and thereafter traded in the over-the-counter market, the ability to buy and sell our stock could be less orderly and efficient and more costly. If we sought to relist our stock on the NASDAQ Global Market we would be required to comply with all of the initial listing requirements to be relisted on the NASDAQ Global Market, which in some instances are more stringent than the continued listing requirements.

We rely on third-party providers for our primary internet connections and technologies, and environmental controls, and any errors, failures or disruption in the services provided by these third parties could significantly harm our business and operating results.

A significant portion of our technology infrastructure and software is collocated at third parties' facilities, and maintained or operated by third parties. Any failure of these third parties to prevent failures in their technology, failure to foresee and prepare for growth and expansion of their systems, or failure to properly secure and defend their solutions could adversely affect our operations. In addition significant natural disasters such as earthquakes, could negatively affect our operations. We rely upon third parties for the distribution and acceleration of our website content. Failures of these third parties to continue their operations, foresee trends in technology infrastructure growth or protect their solution from malicious software and attacks could significantly affect the delivery of our website services.

Risks Associated with Intellectual Property

Litigation regarding intellectual property rights is common in the internet and software industries. We expect that internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps.

Misappropriation or infringement of our intellectual property and proprietary rights could impair our competitive position. Enforcement actions to protect our intellectual property could materially and adversely affect our business, results of operations and financial condition. Our ability to compete depends upon our proprietary systems and technology. While we rely on trademark, trade secret, patent and copyright law, confidentiality agreements and technical measures to protect our proprietary rights, we believe that the technical and creative skills of our personnel, continued development of our proprietary systems and technology, brand name recognition and reliable website maintenance are more essential in establishing and maintaining a Leadership position and strengthening our brands. As part of our confidentiality procedures, we generally enter into confidentiality agreements with our employees and consultants and limit access to our trade secrets and technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult. We cannot assure that the steps taken by us will prevent misappropriation of technology or that the agreements entered into for that purpose will be enforceable. Effective trademark, service mark, patent, copyright and trade secret protection may not be available where our products and services are made available on-line. In addition, litigation may be necessary to enforce or protect our intellectual property rights or to defend against claims of infringement or invalidity. We recently filed a lawsuit against multiple defendants to protect one of our patents, and are defendants in two other patent litigation matters, one of which is a declaratory judgment action regarding one of our patents. Litigation, even if successful, could result in substantial costs and diversion of resources and management attention and could materially and adversely affect our business, results of operations and financial condition. Misappropriation of our intellectual property or potential litigation could also have a material adverse effect on our business, results of operations and financial condition. For additional information regarding litigation, see Part II, Item 8, Note 6, "Commitments and Contingencies—*Litigation*" of this Annual Report on Form 10K.

We face risk of claims from third parties relating to intellectual property. These claims and liabilities could harm our business. There can be no assurance that our services do not infringe on the intellectual property rights of third parties. Claims of infringement, even if unsuccessful, could result in substantial costs and diversion of resources and management attention and could materially and adversely affect our business. If we are not successful, we may be subject to preliminary and permanent injunctive relief and monetary damages which may be trebled in the case willful infringements. We are currently involved in patent litigation claiming that we infringe certain patent rights of third parties. For additional information regarding litigation, see Part II, Item 8, Note 6, "Commitments and Contingencies—*Litigation*" of this Annual Report on Form 10K.

We could be adversely affected by other litigation. If we were subject to a significant adverse litigation outcome, our financial condition could be materially and adversely affected.

From time to time, we are involved in litigation or legal matters not related to intellectual property rights and arising from the normal course of our business activities. The actions filed against us and other litigation or legal matters, even if not meritorious, could result in substantial costs and diversion of resources and management attention and an adverse outcome in litigation could materially and adversely affect our business, results of operations and financial condition. Our liability insurance may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition. See Part II, Item 8, Note 6, "Commitments and Contingencies—Litigation" of this Annual Report on Form 10-K.

We could be adversely affected by actions of third parties that could subject us to litigation that could significantly and adversely affect our business.

We could face liability for information retrieved or obtained from or transmitted over the internet by third parties and liability for products sold over the internet by third parties. We could be exposed to liability with respect to third-party information that may be accessible through our websites, links or car review services. These claims might, for example, be made for defamation, negligence, patent, copyright or trademark infringement, personal injury, breach of contract, unfair competition, false advertising, invasion of privacy or other legal theories based on the nature, content or copying of these materials. These claims might assert, among other things that, by directly or indirectly providing links to websites operated by third parties we should be liable for copyright or trademark infringement or other wrongful actions by such third parties through those websites. It is also possible that, if any third-party content provided on our websites contains errors, consumers could make claims against us for losses incurred in reliance on such information. Any claims could result in costly litigation, divert management's attention and resources, cause delays in releasing new or upgrading existing services or require us to enter into royalty or licensing agreements.

We also enter into agreements with other companies under which any revenue that results from the purchase or use of services through direct links to or from our websites or on our websites is shared. In addition, we acquire personal

information and data in the form of Leads purchased from third party websites involving consumers who submitted personally identifiable information and data to the third parties and not directly to us. These arrangements may expose us to additional legal risks and uncertainties, including disputes with such parties regarding revenue sharing, local, state and federal government regulation and potential liabilities to consumers of these services, even if we do not provide the services ourselves or have direct contact with the consumer. These liabilities can include liability for violations of data security and privacy laws and regulations by such third parties. We cannot assure that any indemnification provided to us in our agreements with these third parties, if available, will be adequate.

We are uncertain of our ability to obtain additional financing for our future capital needs. If we are unable to obtain additional financing we may not be able to continue to operate our business.

Under our current operating plan for 2009, we currently anticipate that our cash and cash equivalents and short-term investments will be sufficient to meet our anticipated needs for working capital and other cash requirements at least for the next 12 months. We may need to raise additional funds sooner, however, in order to develop new or enhance existing services or products or to respond to competitive pressures, or to acquire assets or businesses. There can be no assurance that additional financing will be available on terms favorable to us, or at all. Recent macro-economic conditions include reported reductions in available credit. If adequate funds are not available or are not available on acceptable terms, our ability to develop or enhance services or products or respond to competitive pressures or acquire assets or businesses would be significantly limited. In addition, our ability to continue to operate our business may also be materially and adversely affected in the event additional financing is not available when required.

Our certificate of incorporation and bylaws, stockholder rights plan and Delaware law contain provisions that could discourage a third party from acquiring us or limit the price third parties are willing to pay for our stock.

Provisions of our amended and restated certificate of incorporation and bylaws relating to our corporate governance and provisions in our stockholder rights plan could make it difficult for a third party to acquire us, and could discourage a third party from attempting to acquire control of us. These provisions allow us to issue preferred stock with rights senior to those of the common stock without any further vote or action by the stockholders. These provisions provide that the board of directors is divided into three classes, which may have the effect of delaying or preventing changes in control or change in our management because fewer than a majority of the board of directors are up for election at each annual meeting. In addition, these provisions impose various procedural and other requirements which could make it more difficult for stockholders to effect corporate actions such as a merger, asset sale or other change of control of us. Under the stockholder rights plan, if a person or group acquires 15% or more of our common stock, all rights holders, except the acquirer, will be entitled to acquire at the then exercise price of a right that number of shares of our common stock which, at the time, has a market value of two times the exercise price of the right. In addition, under certain circumstances, all right holders, other than the acquirer, will be entitled to receive at the then exercise price of a right that number of shares of common stock of the acquiring company which, at the time, has a market value of two times the exercise price of the right. The initial exercise price of a right is $65. These charter and rights provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock.

We are also subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns or did own 15% or more of the corporation's voting stock. Section 203 could discourage a third party from attempting to acquire control of us.

Our decision to evaluate strategic alternatives may have a negative impact on employee retention, as well as customer and supplier relationships.

In August 2008 we engaged RBC Capital Markets Corporation (RBC), an investment banking firm, to act as a financial advisor and to assist us in exploring and evaluating strategic alternatives to maximize shareholder value. The public disclosure of this action may create concern among our employees, increasing turnover and disrupting key business activities. We have implemented a key employee retention program to address retention risks, but there can be no assurance that this retention program will be successful in retaining employees. Additionally, our decision to evaluate strategic alternatives may create concerns among our customers and suppliers regarding our stability, impacting our ability to acquire and retain

customers and maintain supplier relationships. The failure to retain employees or to acquire or retain business relations could have a material and adverse effect on our business, results of operations and financial condition.

If our internal controls and procedures fail, our financial condition, results of operations and cash flow could be materially and adversely affected.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. In making its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008, management used the criteria described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Management determined that we had no material weaknesses in our internal control over financial reporting as of December 31, 2008. Our internal controls may not prevent all potential errors and fraud, because any control system, no matter how well designed, can only provide reasonable and not absolute assurance that the objectives of the control system will be achieved. We have had material weaknesses in our internal control over financial reporting in the past and there is no assurance that we will not have one or more material weaknesses in the future resulting from failure of our internal controls and procedures.

Our ability to report our financial results on a timely and accurate basis could be adversely affected by a failure in our internal control over financial reporting. If our financial statements are not fairly presented, investors may not have an accurate understanding of our operating results and financial condition. If our financial statements are not timely filed with the SEC, we could be delisted from the NASDAQ Global Market. If either or both of these events occur, it could have a material adverse affect on our ability to operate our business and the market price of our common stock. In addition, a failure in our internal control over financial reporting could materially and adversely affect our financial condition, results of operations and cash flow.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our headquarters are located in an office building in Irvine, California. We lease a total of approximately 60,000 square feet through March 31, 2009, at which time our leased space will be reduced to approximately 26,000 square feet. The lease expires in July 31, 2011, with two one-year extension options available. Car.com is located in an office building in Troy, Michigan and occupies approximately 4,700 square feet. This lease expires in January 2011. We believe that our existing facilities are adequate to meet our needs and that existing needs and future growth can be accommodated by leasing alternative or additional space.

Item 3. *Legal Proceedings*

See Note 6 of the "Notes to Consolidated Financial Statements" in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K, which is incorporated by reference herein.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders during the fourth quarter of 2008.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock, par value $0.001 per share is listed on the NASDAQ Global Market and trades under the symbol "ABTL". The following table sets forth, for the calendar quarters indicated, the range of high and low sales prices of our common stock.

Year	High	Low
2007		
First Quarter	$ 4.21	$ 2.87
Second Quarter	$ 4.64	$ 3.18
Third Quarter	$ 4.48	$ 2.48
Fourth Quarter	$ 3.45	$ 2.10
2008		
First Quarter	$ 2.93	$ 1.95
Second Quarter	$ 2.06	$ 1.25
Third Quarter	$ 1.53	$ 0.93
Fourth Quarter	$ 0.98	$ 0.38

As of February 28, 2009, there were 524 holders of record of our common stock. We have never declared or paid any cash dividends on our common stock and we do not expect to pay any cash dividends in the foreseeable future.

Performance Graph

The following graph shows a comparison of cumulative total stockholder returns for our common stock, the NASDAQ Composite, the Russell 2000 Index, the Russell 3000 Index, the S&P Automobile Manufacturers Index, and the S&P Smallcap 600 Automotive Retail Index. We will discontinue the use of the Russell 2000 and Russell 3000 indices in our future SEC filings; because we are no longer included in either index and because we believe these indices no longer provide meaningful comparisons to Autobytel and the automotive related industry in which we operate. We continue to show the Russell 2000 and Russell 3000 indices because applicable regulations require that the new and old indices be shown if the graph uses a different index from that used the previous year. We believe that using the S&P Automobile Manufacturers and the S&P Smallcap 600 Automotive Retail Index provides a meaningful comparison of our stock performance to investors, and we plan to use these indices in future filings with the SEC. The comparisons reflected in the graph and table below are not intended to predict the future performance of our stock and may not be indicative of our future performance. The data regarding our common stock assume an investment in our common stock at the closing price of $9.11 per share of our common stock on December 31, 2003.



	Cumulative Total Return					
	12/03	12/04	12/05	12/06	12/07	12/08
Autobytel	$ 100.00	$ 66.30	$ 54.23	$ 38.42	$ 30.19	$ 4.94
NASDAQ Composite	100.00	110.06	112.92	126.61	138.33	80.65
S&P Automobile Manufacturers	100.00	86.20	46.12	59.05	51.05	12.17
S&P Smallcap 600 Automotive Retail	100.00	93.39	89.94	113.14	68.34	24.58
Russell 2000	100.00	118.33	123.72	146.44	144.15	95.44
Russell 3000	100.00	111.95	118.80	137.47	144.54	90.61

Item 6. *Selected Consolidated Financial Data*

The tables below set forth our selected consolidated financial data. We prepared this information using the consolidated financial statements of Autobytel for the five years ended December 31, 2008. Certain amounts in the selected consolidated financial data have been reclassified to conform to the 2008 presentation. You should read these selected consolidated financial data together with the Consolidated Financial Statements and related Notes contained in this Annual Report on Form 10-K and in our prior and subsequent reports filed with the SEC, as well as the section of this Annual Report on Form 10-K and our other reports entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(Amounts in thousands, except per-share data)				
RESULTS OF OPERATIONS:					
Total Revenues	$ 71,159	$ 84,385	$ 85,102	$ 97,002	$ 99,336
Income/(loss) from continuing operations	(84,309)	(17,286)	(37,327)	(11,451)	4,851
Net income/(loss)	$ (79,916)	$ (5,355)	$ (31,468)	$ (6,258)	$ 5,837
Basic and diluted earnings/(loss) per share from continuing operations	$ (1.91)	$ (0.40)	$ (0.88)	$ (0.27)	$ 0.12

	As of December 31,				
	2008	2007	2006	2005	2004
	(Amounts in thousands)				
FINANCIAL POSITION (1):					
Cash and cash equivalents	$ 27,393	$ 27,601	$ 22,743	$ 33,353	$ 24,287
Total assets (2)	42,002	104,996	124,694	147,328	160,717
Working capital (3)	26,972	25,762	25,066	48,426	49,983
Non-current liabilities	181	436	195	152	8
Accumulated deficit	(271,358)	(191,442)	(186,087)	(154,619)	(148,361)
Stockholders' equity	$ 29,975	$ 106,252	$ 103,818	$ 128,347	$ 136,067

(1) See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to the Consolidated Financial Statements" in Part II, Item 8 of this Annual Report on Form 10-K for information regarding accounting changes, asset dispositions, discontinued operations and other items affecting comparability.

(2) Excludes assets held for sale of approximately $17.2 million and $2,000 as of December 31, 2007 and 2006, respectively.

(3) Excludes net assets and (liabilities) held for sale of approximately $17.0 million and $(0.4) million as of December 31, 2007 and 2006, respectively.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion of our results of operations and financial condition in conjunction with the "Risk Factors" included in Part I, Item 1A and our consolidated financial statements and related notes thereto included in Part II, Item 8 of this Annual Report on Form 10-K.

Overview

For the year ended December 31, 2008 our results of operations were affected and may continue to be affected in the future, by various factors, including, but not limited to, the following:

- General economic conditions and specifically market conditions in the automotive industry;
- The effects of competition (e.g., the availability and pricing of competing services and products and the resulting effects on sales and pricing of our services and products);
- A decline in Leads delivered to our Dealers;
- Variations in spending by Manufacturers and others for our advertising services;
- The amount of visits (traffic) to our websites;
- The cost of acquiring traffic to our websites;

- The rates attainable from our advertisers;
- The implementation of certain cost reduction initiatives; and
- The change from a media-centric strategy to a core Leads business.

In August 2008, we engaged RBC Capital Markets Corporation ("RBC"), an investment banking firm, to act as a financial advisor and to assist us in exploring and evaluating strategic alternatives to maximize shareholder value, including the possible sale of the company or certain of its assets. In January 2009, we announced that we had ended our evaluation of a possible sale of the Company and would continue to evaluate other strategic alternatives with RBC. In arriving at its decision, our Board of Directors concluded that shareholder value would not be maximized by a sale of the Company in the current economic environment.

2008 Industry Developments

In 2008, the automotive industry entered what is generally considered to be the most challenging environment of the past few decades. North American vehicle sales decreased significantly versus 2007. Dealer consolidations, closings and bankruptcies increased significantly in 2008. Two major U.S. automobile manufacturers, General Motors and Chrysler, were provided with "bailout" funding by the U.S. federal government in December 2008 and January 2009 to meet their liquidity requirements. One or more of the major U.S. automobile manufacturers could face possible bankruptcy in 2009. The financial pressure in the automotive industry is not contained to the U.S. automobile manufacturers. Toyota Motor Corporation recently announced that it was forecasting its first fiscal year operating loss in 70 years. Several foreign governments have also discussed plans to assist their auto manufacturers. Auto sales in the United States are expected to continue to remain at low levels throughout 2009.

One of the factors generally believed to be a contributing factor to the sharp decline in vehicle sales has been the lack of available consumer credit to finance car purchases. If credit availability does not improve, the recovery in sales may be further postponed.

Basis of Presentation

We sold certain assets and liabilities of our Automotive Information Center ("AIC") data operations on January 31, 2007; sold our wholly-owned subsidiary, Retention Performance Marketing, Inc., ("RPM") on June 30, 2007; and sold certain assets and liabilities of its AVV Inc. ("AVV") business on January 23, 2008, collectively the "Divestitures." Accordingly, the Divestures are presented in the consolidated financial statements as discontinued operations. As discontinued operations, revenues and expenses of the Divestitures are presented on a net basis and stated separately from the respective captions in continuing operations in the Consolidated Statements of Operations and Comprehensive Loss. Expenses included in discontinued operations are direct costs of the Divestures that will be eliminated from future operations.

Results of Operations

The following table sets forth our results of operations as a percentage of revenues:

	Years Ended December 31,		
	2008	2007	2006
TOTAL REVENUES:	100%	100%	100%
COSTS AND EXPENSES:			
Cost of revenues	72	62	56
Sales and marketing	24	25	24
Technology support	23	21	21
General and administrative	32	33	46
Patent litigation settlement	(4)	(14)	—
Goodwill impairment	73	—	—
Total costs and expenses	220	127	147
Operating loss	(120)	(27)	(47)
Interest and other income	2	7	3
Loss from continuing operations	(118)	(20)	(44)
Discontinued operations, net	6	14	7
NET LOSS	(112)%	(6)%	(37)%

Revenues by groups of similar services are as follows:

(dollar amounts in thousands)	Years Ended December 31,			2008 vs. 2007 Change		2007 vs. 2006 Change	
	2008	2007	2006	$	%	$	%
REVENUES:							
Lead fees	$63,169	$67,386	$ 67,496	$ (4,217)	(6)%	$ (110)	—
Advertising	7,794	16,885	17,505	(9,091)	(54)	(620)	(4)%
Other	196	114	101	82	72	13	13
TOTAL REVENUES	$71,159	$84,385	$ 85,102	$(13,226)	(16)%	$ (717)	(1)%

2008 Compared to 2007

Lead Fees. Lead Fees decreased $4.2 million or 6% in 2008 compared to 2007. The total volume of Leads we delivered in 2008 compared to 2007 remained relatively flat; however, the sales mix changed significantly, with a 27% increase in Leads delivered to Manufacturers and other wholesale channels. The Manufacturers' and other wholesale channels generally have lower average sales prices per Lead compared to Dealer channels. This sales mix change resulted in a $2.4 million Lead fee decline in 2008 versus 2007. The sales mix change was primarily a result of net Dealer cancellations in the second half of 2008.

In addition to the changes in the Leads sales mix, we experienced a 23% decrease in the volume of finance Leads delivered. This volume decline was partially offset by an 11% increase in the average sales price per finance Lead which led to a net decrease of $1.8 million in revenue. The decline in finance Leads was due to the overall tightening of the credit markets in the second half of 2008, with higher credit quality Leads demanded by lenders, which led to an overall decrease in the volume of finance Leads delivered.

Advertising. The $9.1 million or 54% decrease in advertising revenues in 2008 compared to the prior year was primarily due to a decrease in page views across our websites and a reduction in overall advertising rates. The decrease in page views across our websites was primarily the result of our initiatives to eliminate low quality traffic and a reduction in search engine marketing. The reduction in advertising rates was due to pricing pressure from major Manufacturer advertisers as well as a change in the overall mix of website traffic from more highly valued in-market car shoppers to more general interest.

2007 Compared to 2006

Lead Fees. Lead fees decreased by $0.1 million to $67.4 million in 2007 compared to $67.5 million in 2006. Our Lead fees are influenced by numerous factors, including but not limited to, Lead volume, mix between Leads delivered to retail dealers and enterprise dealers, pricing and general market conditions. The decrease was primarily due to a change in the mix of Leads delivered, with an increase of approximately 9% in the proportion of Leads delivered to enterprise dealers that generally have a lower average sales price per Lead. This decline was partially offset by deferred revenue of $1.4 million that was recognized under a multiple-element arrangement upon delivery of all services in 2007 and an increase of approximately 12% in the average sales price per finance request delivered.

Advertising. Advertising revenue decreased by $0.6 million or 4%, to $16.9 million in 2007 compared to $17.5 million in 2006. The decrease was primarily due to a reduction in total advertising page views resulting from our initiative to eliminate lower quality traffic sources and a decline in spending by automotive manufacturers in our direct marketing program, partially offset by higher display advertising rates on our website properties.

Costs and expenses were as follows:

	Years Ended December 31,			2008 vs. 2007 Change		2007 vs. 2006 Change	
	2008	2007	2006	$	%	$	%
	(amounts in thousands)						
COSTS AND EXPENSES:							
Cost of revenues	$ 51,384	$ 52,448	$ 47,653	$ (1,064)	(2)%	$ 4,795	10%
Sales and marketing	17,043	21,474	20,128	(4,431)	(21)	1,346	7
Technology support	16,003	18,119	17,476	(2,116)	(12)	643	4
General and administrative	22,977	27,529	39,625	(4,552)	(17)	(12,096)	(31)
Patent litigation settlement	(2,667)	(12,000)	—	9,333	(78)	(12,000)	—
Goodwill impairment	52,074	—	—	52,074	—	—	—
TOTAL COSTS AND EXPENSES	$156,814	$107,570	$124,882	$ 49,244	46%	$ 17,312	(14)%

2008 Compared to 2007

Cost of Revenues. Cost of revenues consists of Lead and traffic acquisition costs, and other cost of revenues. Lead and traffic acquisition costs consist of payments made to our Lead providers, including internet portals and on-line automotive information providers. Other cost of revenues consists of search engine marketing and fees paid to third parties for data and content included on our properties, connectivity costs, technology license fees, development and maintenance costs related to our websites, server equipment depreciation and technology amortization and compensation related expense. Search engine marketing ("SEM"), sometimes referred to as paid search marketing, is the practice of bidding on keywords on search engines to drive traffic to a website.

The $1.1 million or 2% decrease in the cost of revenues in 2008 compared to the prior year was primarily due to a decrease of $3.5 million in SEM, a $2.9 million decrease in other traffic acquisition costs and a decrease of $0.6 million of Lead acquisition costs, partially offset by a $4.3 million long-lived asset impairment charge, a $1.3 million increase in depreciation, a $0.4 million increase in website hosting costs.

The average cost per Lead delivered decreased by 2% in 2008 due to an increase in lower cost Leads delivered to Manufacturers and through other wholesale channels, partially offset by a decrease in the amount of internally generated Leads from our owned websites. The decrease in internally generated leads in 2008 was the result of lower SEM and other Lead generating activities. The average cost per delivered Lead was $8.68 in 2008 versus $8.90 in 2007.

SEM and other traffic acquisition costs have decreased due to cost containment initiatives and efforts to more efficiently deploy marketing dollars. Depreciation and website hosting costs have increased due to the launch of the MyRide.com website in third quarter 2007. The impairment charge is related to the write-down of the MyRide website in the fourth quarter of 2008, which was due to the decision to discontinue the use of the MyRide related software platform, as well as, lower than expected website traffic and the related impact on our projected cash flows.

Sales and Marketing. Sales and marketing expense for the year ended December 31, 2008 decreased by $4.4 million or 21% compared to the prior year, due principally to personnel reductions and other internal cost containment initiatives, partially offset by severance costs of $1.2 million.

Technology Support. Technology support cost includes compensation and related costs for personnel responsible for enhancing the features, content and functionality of our websites, and our internet-based communications platform for Lead referral, costs associated with our telecommunications and computer infrastructure, and costs related to data and technology maintenance. Technology support expense in 2008 decreased by $2.1 million or 12% compared to the prior year, primarily due to a reduction in personnel expense resulting from internal cost reduction initiatives, partially offset by severance costs of $2.2 million.

General and Administrative. General and administrative expense for the year ended December 31, 2008 decreased by $4.6 million or 17% compared to the prior year. The decrease was primarily due to:

- a decrease in net personnel and temporary labor expense of $3.0 million (net of the increase related to severance of $2.3 million and the decrease of stock compensation of $1.1 million),
- a decrease in insurance and other expenses of approximately $2.0 million, and
- a decrease in professional fees of $1.8 million, primarily as a result of cost containment initiatives.

Partially offsetting these decreases were increases related to:

- an impairment charge of $1.2 million related to a software project that is no longer being developed or expected to be placed in service,
- an increase in bad debt expense of $1.0 million, which is due to the overall deterioration in the macro-economic environment and the automotive industry in particular in the later part of 2008, and its impact on our estimation of the collectability of our accounts receivable balances at December 31, 2008.

Patent Litigation Settlement. In 2004, we brought a lawsuit for patent infringement against Dealix Corporation ("Dealix"). In December 2006, we entered into a settlement agreement with Dealix (the "Settlement Agreement"). The agreement provides that Dealix will pay us a total of $20.0 million in settlement payments for a mutual release of claims and a license from us to Dealix and its parent company the Cobalt Group, of certain of our patent and patent applications. On March 13, 2007, we received the initial $12.0 million settlement payment with the remainder to be paid out in installments of $2.7 million on the next three annual anniversary dates of the initial payment. On March 14, 2008, we received the first of three $2.7 million settlement payments pursuant to the agreement. We recorded the payments as patent litigation settlement; in the period payment was received, as a reduction to costs and operating expenses. The remaining payments are guaranteed by WP Equity Partners, Inc., a Warburg Pincus affiliate and are expected to be received in March of 2009 and 2010. We have been unable to assess with reasonable assurance the collectability of the remaining payments under the Settlement Agreement as we do not have financial information to support the credit worthiness of the debtor or guarantor. We do not have reasonable assurance that we will receive any remaining payments on their respective due dates or at all, and therefore have not recorded any amounts receivable related to the Settlement Agreement as of December 31, 2008 or 2007.

Goodwill Impairment. As discussed below, we evaluate the carrying value of enterprise goodwill for impairment in accordance with SFAS 142, "Goodwill and Other Intangible Assets." During 2008 we performed our annual impairment test by first comparing the carrying value of Autobytel to its fair value based on market capitalization at that date. As the carrying value exceeded the fair value, the second step impairment measurement was performed based on a discounted projection of future cash flows and market methods of determining fair value. As a result of this testing, a non-cash impairment charge of $52.1 million was recorded during 2008.

Interest and Other Income. Interest and other income decreased by $4.6 million or 77% to $1.3 million in 2008 compared to $5.9 million in 2007. The decrease was primarily due to the $4.0 million one-time gain recognized in 2007 related to the sale of our investment in Autobytel Japan in 2007, with no significant gains recorded in 2008, and the decrease of interest income by $0.8 million. The decrease in interest income in 2008 is primarily due to lower average invested balances combined with a lower interest rate environment in 2008.

2007 Compared to 2006

Cost of Revenues. Cost of revenues increased by $4.8 million or 10% to $52.5 million in 2007 compared to $47.7 million in 2006. This represents 62% and 56% of total revenues from continuing operations for 2007 and 2006, respectively. The increase was primarily due to a $2.2 million increase in Lead and traffic acquisition costs, $1.6 million in maintenance, depreciation and amortization of computer equipment and software, a $0.7 million increase in data and content and hosting services fees and a $0.3 million increase in personnel related expenses.

The increase in Lead and traffic acquisition costs was primarily due to an increase in the number of Leads acquired from our Network Websites, partially offset by a decrease in the average price per Lead acquired and a decline in spending with third parties who direct search queries to our websites. The increase in maintenance, depreciation and amortization of computer equipment and software was primarily related to the equipment and software associated with the full launch of MyRide.com. The increase in data and content and hosting services fees resulted from short-term increase in costs to migrate to a new data center in order to accommodate increased capacity requirements in connection with the launch of MyRide.com. The increase in personnel cost is primarily related to increased headcount.

Sales and Marketing. Sales and marketing expense increased by $1.4 million or 7% to $21.5 million in 2007 compared to $20.1 million in 2006. This represents 25% and 24% of total revenues from continuing operations for 2007 and 2006, respectively. The increase in sales and marketing expense was primarily due to a $0.4 million increase in advertising and promotional expenses, a $0.5 million increase in moving and relocation costs, and $0.3 million increase in research and professional fees and a $0.2 million increase in various other costs. The increases in advertising, research and professional fees were associated with the full launch of MyRide.com. The increase in moving and relocation costs is primarily due to the completion of relocation of certain new employees to our corporate headquarters.

Technology Support. Technology support costs increased by $0.6 million or 4% to $18.1 million in 2007 compared to $17.5 million in 2006. This represents 21% of total revenues from continuing operations for 2007 and 2006. The increase was primarily due to an increase of $1.0 million in computer equipment and software maintenance, depreciation and amortization costs and a $0.3 million increase in personnel related expenses. These increases were partially offset by a $0.2 million decrease in professional fees and a $0.5 million decrease in various other costs. The increase in computer equipment and software maintenance, depreciation and amortization costs is primarily related to costs incurred to maintain our existing technology and purchases of new computer equipment and capitalized software in 2007 required for our new data center. The increase in personnel related expenses is primarily due to severance costs and other benefits to employees affected by the reduction in workforce. The decrease in professional fees is primarily related to replacement of consultants with permanent employees following the launch of MyRide.com.

General and Administrative. General and administrative expense decreased by $12.1 million or 31% to $27.5 million in 2007 compared to $39.6 million in 2006. This represents 33% and 47% of total revenues from continuing operations for 2007 and 2006, respectively. The decrease was primarily due to:

- a decrease in legal fees of $11.1 million, of which $9.2 million was associated with enforcing our intellectual property rights and $1.9 million related to other legal matters,
- a decrease in professional fees to consultants and temporary personnel of $2.8 million due to replacement with full time employees, and
- a decreased in intangible asset amortization of $0.7 million. The decrease was associated with certain intangible assets being fully amortized.

These decreases were partially offset by an increase of:

- $1.0 million in costs associated with the settlement of litigation,
- $0.6 million in personnel related costs primarily due to severance payments to employees affected by the reduction in workforce,
- $0.2 million in professional fees paid to third party research and survey companies,
- $0.2 million in utilities,
- $0.1 million in bad debt expense, and
- $0.5 million in various other costs,

Patent Litigation Settlement. Patent litigation settlement relates to the deferred liability from the Dealix litigation settlement and represents initial cash payment of $12.0 million received in 2007.

Interest and Other Income. Interest and other income increased by $3.5 million or 150% to $5.9 million in 2007 compared to $2.4 million in 2006. The increase in interest and other income was primarily due to an increase of $4.0 million in international licensing fees representing cash received from a Japanese licensee as consideration for the sale of our remaining shares in such licensee. The carrying amount of our investment in the Japanese licensee was zero on the date of sale. In connection with the sale, we also amended the license agreement for certain intellectual property with such licensee from a term license to a perpetual royalty free license. This increase was partially offset by a $0.5 million decrease in interest income primarily due to a decrease in average invested cash and cash equivalents in 2007 compared to 2006.

Segment Information

We conduct our business within one business segment, which is defined as providing automotive marketing services.

Liquidity and Capital Resources

The table below sets forth a summary of our cash flows for the years ended December 31, 2008, 2007, and 2006:

	Years Ended December 31,		
	2008	2007	2006
		(in thousands)	
Net cash used in operating activities	$ (19,998)	$ (6,908)	$ (18,783)
Net cash provided by investing activities	19,141	9,610	6,636
Net cash provided by financing activities	649	2,156	1,537

Our principal sources of liquidity are from proceeds from dispositions of non-core businesses and the Dealix patent litigation settlement payments. We continue to have no debt. Our cash and cash equivalents totaled $27.4 million as of December 31, 2008 compared to cash and cash equivalents of $27.6 million as of December 31, 2007.

As discussed above, we entered into a settlement agreement with Dealix, which among other things, provides for settlement payments. We received settlement payments in 2007 and 2008. We have been unable to assess with reasonable assurance the collectability of the remaining payments under the settlement agreement as we do not have financial information to support the credit worthiness of the debtor or guarantor. We do not have reasonable assurance that we will receive any remaining payment on their due dates or at all, and therefore, we have not recorded any amounts receivable related to the Settlement Agreement as of December 31, 2008 and cannot rely on these payments as a source of future liquidity.

Net Cash Used in Operating Activities

Net cash used in operating activities in 2008 of $20 million resulted primarily from a net operating loss and an increase in our net working capital, partially offset by gains from the disposition of the AVV. The increase in working capital was primarily the result of a decrease in accounts payable and accrued expenses, and a net increase in accounts receivable. The net decrease in accounts payable and accrued expenses was primarily due to the timing of vendor and employee payments. The increase in accounts receivable is due to an increase in the days of sales outstanding ("DSO") to 64 from 58 for the years ended December 31, 2008 and 2007, respectively, which was due to slower paying accounts during 2008.

Net cash used in operating activities in 2007 resulted primarily from an operating loss and an increase in working capital, partially offset by gains from the dispositions of the AIC operations and RPM business. The increase in working capital was primarily the result of a decrease in accounts payable and accrued expenses, a decrease in deferred revenues, a decrease in accounts receivable and an increase in other liabilities. The decrease in accounts payable and accrued expenses was primarily due to timing of vendor payments, including professional fees related to enforcing our intellectual property rights. Our standard payment terms for our invoices usually average 30 days net. The decrease in deferred revenues and the increase in other liabilities relate to a decline in delivery of advertising, which resulted from our recently implemented initiative to eliminate lower quality traffic sources. The decrease in accounts receivable is primarily due to collection efforts, timing of payments and clean-up of various outstanding amounts. Our 2007 net cash used in operations was better than 2006 due to the reduced operating loss and the impact of gains from discontinued operations in 2007.

Net cash used in operating activities in 2006 resulted primarily from an operating loss and a decrease in working capital. The decrease in working capital was primarily the result of a decrease in deferred revenue and an increase in accounts payable. The decrease in deferred revenue was primarily due to the change in billing monthly subscription fees for customers participating in our car buying referral networks from advance to arrears, offset by the deferral of revenue related to a multiple-element arrangement (see Note 2 of the "Notes to Consolidated Financial Statements" in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. The increase in accounts payable was primarily due to the timing of when payments are made and an increase in professional fees incurred associated with the enforcement of our intellectual property rights and implementation of certain strategic initiatives.

Net Cash Provided by Investing Activities

Our primary uses and sources of cash in investing activities in 2008 were for the purchases of property and equipment (primarily information technology related equipment), and proceeds from divestitures, respectively. In 2007 and 2006, our primary sources of cash were through maturities of short-term investments and sale of money market and commercial paper marketable securities. During 2008 the maturities of our short term investments were 90 days or less, and are therefore classified as cash and cash equivalents.

Net cash provided by investing activities was $19.1 million, $9.6 million, and $6.6 million in 2008, 2007 and 2006, respectively. Net cash provided by investing activities in 2008 was primarily due to proceeds received from the sale of our AVV business, partially offset by the purchases of property and equipment and capitalized internal use software in connection with the development of MyRide.com. We anticipate a decrease in capital expenditures in 2009 compared to fiscal 2008.

Net cash provided by investing activities in 2006 was related to the maturity of investments in government sponsored agency bonds, offset by purchases of short-term investment in commercial paper and purchases of property and equipment.

Net Cash Provided by (Used in) Financing Activities

Our primary source of cash from financing activities is from the exercise of stock options and the issuance of common stock pursuant to the employee stock purchase plan. Net cash provided by financing activities was $0.6 million, $2.2 million and $1.5 million in 2008, 2007 and 2006, respectively. Our future cash flows from employee stock options will depend on the future timing and amount of stock option exercises. Additionally, we suspended our employee stock purchase plan in the second half of 2008 and do not expect to receive any proceeds from the employee stock purchase plan in 2009.

Contractual Obligations

The following table provides aggregated information about our outstanding contractual obligations as of December 31, 2008:

	Years Ending December 31, (in thousands)					
	2009	2010	2011	2012	2013 and thereafter	Total
Operating leases (a)	$ 900	$ 658	$ 320	$ —	$ —	$ 1,878
Purchase obligations (b)	946	511	52	—	—	1,509
Total	$ 1,846	$ 1,169	$ 372	$ —	$ —	$ 3,387

(a) Operating lease obligations as defined by SFAS 13, "Accounting for Leases," and disclosed in Note 6 of the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

(b) Purchases obligations are agreements to purchase goods and services that are enforceable and legally binding that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Prospective Capital Needs. We experienced substantial negative cash flow in 2008 and at December 31, 2008 had an accumulated deficit of $271 million. Based on our current operating plan for 2009, it is expected that net cash used in operating activities will be negative, but significantly improved from 2008. The dramatic decline in the automotive industry during 2008 had a substantial negative effect on our cash flows.

We continue to face many risks and uncertainties related to general economic conditions and the automotive industry in particular, however, we believe current cash and cash equivalents are sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We believe the following critical accounting policies, among others, require significant judgment in determining estimates and assumptions used in the preparation of our consolidated financial statements. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and our actual results, our financial condition or results of operations may be affected. For a detailed discussion of the application of these and other accounting policies, see Note 2 of the "Notes to Consolidated Financial Statements" in Part II, Item 8 "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Revenue Recognition. In accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," we recognize revenues when evidence of an arrangement exists, pricing is fixed and determinable, collection is reasonably assured, and delivery or performance of service has occurred. Lead fees and finance request fees are generally recognized as revenue in the period the service is provided. Advertising revenues are generally recognized in the period the advertisements are displayed on the websites. Fees billed prior to providing services are deferred, as they do not satisfy all of the revenue recognition criteria in SAB No. 104. Deferred revenues are recognized as revenue over the periods services are provided.

Lead fees consist of car buying purchase request fees for new and used cars, and finance request fees. Fees for car buying purchase requests are paid by retail dealers, enterprise dealers and automotive manufacturers or their automotive buying service affiliates who participate in our online car buying referral networks. Enterprise dealers consist of (i) dealers that are part of major dealer groups with more than 25 dealerships with whom the Company has a single agreement and (ii) dealers that are eligible to receive purchase requests from us as part of a single agreement with an automotive manufacturer or its automotive buying service affiliate. Fees paid by customers participating in our car buying referral networks are comprised of monthly transaction and/or subscription fees for consumer leads, or purchase requests, which are directed to participating dealers. These monthly subscription and transaction fees are recognized in the period service is provided.

Lead fees also include fees paid by retail dealers, finance request intermediaries, and automotive finance companies who participate in our Car.com finance referral network. Customers participating in our Car.com finance referral network pay ongoing monthly subscription fees or transaction fees based on the number of finance requests provided to them each month. The fees are recognized in the period service is provided.

Advertising revenues represent fees from automotive manufacturers and other advertisers who target car buyers during the research, consideration and decision making process on our websites, as well as through direct marketing offerings. Advertising revenues are recognized in the period the advertisements are displayed on the websites.

We also apply the revenue recognition criteria for certain contracts in accordance with EITF 00-21, "Revenue Arrangements with Multiple Deliverables." In accounting for multiple-element arrangements, one key judgment to be made is the accounting value that is attributable to the different contractual elements. The appropriate allocation of value impacts the amount and timing of revenue recorded in the Consolidated Statement of Operations and Comprehensive Loss. Revenue is allocated to each element based on the accounting determination of the relative fair value of that element to the aggregate fair value of all elements, or alternatively deferred revenue maybe computed based on the fair value of the undelivered elements. The fair values must be reliable, verifiable and objectively determinable. When available, such determination is based principally on the pricing of the same elements with unrelated parties that are not part of a multiple-element arrangement. When sufficient evidence of the fair values of the individual elements does not exist, revenue is not allocated among them until that evidence exists. Instead, the revenue is recognized as earned using revenue recognition principles applicable to the entire arrangement as if it were a single element arrangement. We did not have deferred revenue under a multiple-element arrangement at December 31, 2008 or 2007. No revenue was recognized under these arrangements for the year ended December 31, 2008. Revenue recognized under a multiple element arrangement totaled $1.4 million and $0.9 million for the years ended December 31, 2007 and 2006, respectively.

Short-Term Investments

We categorize our equity securities as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." We review our investments in equity and debt securities for potential impairment on a regular basis. As part of the evaluation process of individual securities classified as available-for-sale, we review factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and our intent and ability to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. We will record an impairment loss on investments for any other-than-temporary decline in fair value of these investments below their cost basis.

Allowances for Bad Debt and Customer Credits. We estimate and record allowances for potential bad debts and customer credits based on factors such as the write-off percentages, the current business environment and known concerns within our accounts receivable balances, which is consistent with our past practice.

The allowance for bad debts is our estimate of bad debt expense that could result from the inability or refusal of our customers to pay for our services. Additions to the estimated allowance for bad debts are recorded as an increase in general and administrative expenses and are based on factors such as historical write-off percentages, the current business environment and the known concerns within the current aging of accounts receivable. Reductions in the estimated allowance for bad debts due to subsequent cash recoveries are recorded as a decrease in general and administrative expenses. As specific bad debts are identified, they are written-off against the previously established estimated allowance for bad debts and have no impact on operating expenses.

The allowance for customer credits is our estimate of adjustments for services that do not meet our customers' requirements. Additions to the estimated allowance for customer credits are recorded as a reduction in revenues and are based on historical experience of: (i) the amount of credits issued; (ii) the length of time after services are rendered that the credits are issued; and (iii) other factors known at the time. Reductions in the estimated allowance for customer credits are recorded as an increase in revenues. As specific customer credits are identified, they are written-off against the previously established estimated allowance for customer credits and have no impact on revenues.

If there is a decline in the general economic environment that negatively affects the financial condition of our customers or an increase in the number of customers that are dissatisfied with our services, additional estimated allowances for bad debts and customer credits may be required and the impact on our business, results of operations or financial condition could be material.

Contingencies. We are subject to proceedings, lawsuits and other claims. We are required to assess the likelihood of any adverse judgments or outcomes of these matters as well as potential ranges of probable losses. We are required to record a loss contingency when an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. The amount of allowances required, if any, for these contingencies is determined after analysis of each individual case. The amount of allowances may change in the future if there are new material developments in each matter. At December 31, 2008, we did not record any allowances for contingencies. Gain contingencies are not recorded until all elements necessary to realize the revenue are present. Any legal fees incurred in connection with a contingency are expensed as incurred.

Fair Value of Financial Instruments. The estimated fair values of our financial instruments, such as cash, cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

Share-Based Compensation Expense. We account for our share-based compensation using the fair value method as required by Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" ("SFAS 123(R)"). Under the fair value recognition provisions of SFAS 123(R), we recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model based on the underlying common stock closing price as of the date of grant, the expected term, expected stock price volatility, and expected risk-free interest rates.

Calculating share-based compensation expense requires the input of highly subjective assumptions, including the expected term of the share-based awards, expected stock price volatility, and expected pre-vesting option forfeitures. We estimate the expected life of options granted based on historical exercise patterns, which we believe are representative of future behavior. We estimate the volatility of the price of our common stock at the date of grant based on historical volatility of the price of our common stock for a period equal to the expected term of the awards. We have used historical volatility because we have a limited number of options traded on our common stock to support the use of an implied volatility or a combination of both historical and implied volatility. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. We estimate the forfeiture rate based on historical experience of our share-based awards that are granted, exercised and cancelled. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period.

Income Taxes. We account for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance, if necessary, to reduce deferred tax assets to an amount we believe is more likely than not to be realized. During the current period, we continued to maintain a full valuation allowance against our net deferred tax asset.

As of December 31, 2008, we had $0.5 million of unrecognized tax benefits. These unrecognized tax benefits reduced our deferred tax assets which were subject to a valuation allowance of $0.5 million. There were no material changes to our uncertain tax positions during the current period.

Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2008 we did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor were any interest expense recognized in 2008.

Impairment of goodwill. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and other intangible assets with indefinite lives are no longer subject to amortization but are tested for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired. During 2008 we performed our annual impairment test by first comparing the carrying value of Autobytel to its fair value based on market capitalization at that date. As the carrying value exceeded the fair value, the second step impairment measurement was performed based on a discounted projection of future cash flows and market methods of determining fair value. As a result of this testing, the entire goodwill balance of $52.1 million was impaired and written-off as an expense in 2008.

Impairment of long-lived assets and other intangible assets. We periodically review long-lived assets to determine if there is any impairment of these assets. We assess the impairment of these assets, or the need to accelerate amortization, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our long-lived assets and other intangibles. Future events could cause us to conclude that impairment indicators exist and that the assets should be reviewed to determine their fair value. We assess the assets for impairment based on the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset's carrying amount over its fair value. Fair value is generally determined based on a valuation process that provides an estimate of a fair value of these assets using a discounted cash flow model, which includes many assumptions and estimates. Once the valuation is determined, we will write-down these assets to their determined fair value, if necessary. Any write-down could have a material adverse effect on our financial condition and results of operations. During 2008 we recorded $5.5 million of impairment charges. The charges were comprised of (i) impairment charges of $4.3 million to reduce the net book value of certain capitalized software related to the MyRide website to its estimated fair value, and (ii) an impairment of $1.2 million associated with the write-off of capitalized software projects that are no longer being developed or expected to be placed in service for their intended use. At December 31, 2008 we had approximately $2.4 million of remaining long-lived assets that could be subject to future impairment.

Recent Accounting Pronouncements

SFAS 157: In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") 157, "Fair Value Measurements." SFAS 157 establishes a framework for measuring fair value and expands disclosures of fair value measurements. SFAS 157 is effective for financial statements issued for periods beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2 which defers the effective date of SFAS 157 for non-financial assets and liabilities that are not recorded at fair value on a recurring basis until periods beginning after November 15, 2008. The adoption of the non-deferred portion of SFAS 157 on January 1, 2008 did not have an impact on Autobytel's consolidated financial position, results of operations or cash flows, and the deferred portion of SFAS 157 that will be adopted by Autobytel on January 1, 2009 is not expected to have a material impact on our consolidated financial statements.

SFAS 159: In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 provides a fair value option that allows companies to measure certain financial instruments, on an instrument by instrument basis, at fair value, and is effective for financial instruments issued for periods beginning after November 15, 2007. Since the Company adopted SFAS 159 as of January 1, 2008 and did not elect the fair value option to measure certain financial instruments, SFAS 159 did not have an impact on our consolidated financial statements.

FIN 48: In June 2006, the FASB issued Interpretation 48 ("FIN 48") (As Amended) "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. FIN 48 requires that a company recognize the financial statement effects of a tax position when there is a likelihood of more than 50 percent, based on the technical merits, that the position will be sustained upon examination. It also provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition requirements for uncertain tax positions. We adopted the provisions of FIN 48 on January 1, 2007. The following table shows the reconciliation of the total amounts of unrecognized tax benefits for 2007 (in thousands):

Unrecognized tax benefit – opening balance	$ 500
Gross increases or decreases – current period	—
Settlements	—
Lapse of statue of limitations	—
Unrecognized tax benefit	$ 500

Upon adoption of FIN 48, we analyzed our filing positions for all open tax years in all U.S. federal and state jurisdictions where we are required to file tax returns. At the adoption date of January 1, 2007, we had $0.5 million of unrecognized tax benefits. Of the total unrecognized tax benefits at the adoption date, the entire amount of $0.5 million was recorded as a reduction to deferred tax assets, which caused a corresponding reduction in our valuation allowance of $0.5 million. To the extent such portion of unrecognized tax benefits is recognized at a time such valuation allowance no longer exists, the recognition would impact our effective tax rate.

We file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. In general, we are no longer subject to U.S. federal and state tax examinations for years prior to 2003. We do not believe there will be any material changes in our unrecognized tax positions over the next 12 months. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, we did not record a cumulative effect adjustment related to the adoption of FIN 48 and the adoption of FIN 48 did not have a material effect on our consolidated financial position or results of operations.

Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption and December 31, 2007, we did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor were any interest expense amounts recognized in the year ended December 31, 2007.

SFAS 161: In March 2008, the FASB issued SFAS 161, "Disclosures about derivative Instruments and Hedging Activities—an Amendment of FASB Statement 133." SFAS 161 provides new disclosure requirements for derivative and hedging activities, and is effective for periods beginning after November 15, 2008. Our adoption of SFAS 161 on January 1, 2009 is not expected to have a material effect on our consolidated financial statements.

SFAS 160: In December 2007, the FASB issued SFAS 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB 51." This standard provides new accounting guidance and disclosure requirements for non-controlling interests in a subsidiary. Since we have no non-controlling interest in our subsidiaries, the adoption of SFAS 161 on January 1, 2009 is not expected to have any effect on our consolidated financial statements.

SFAS 141(R): In December 2007, the FASB issued SFAS No. 141R, "Business Combinations." SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for business combinations occurring after December 31, 2008. The nature and magnitude of the specific effect the adoption of SFAS 141R will have on our consolidated financial statements will depend on the nature, terms and size of acquisitions, if any, we may consummate subsequent to the effective date of January 1, 2009.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

At December 31, 2008 we had $27.4 million in cash and cash equivalents ("Cash") and we had a common stock investment in one publicly held company that is classified as available-for-sale of $0.6 million.

We maintain our Cash in a portfolio of security holdings with maturities of 90 days or less at the date of purchase. We invest our cash and cash equivalents in instruments that meet credit quality standards, as specified in our investment policy guidelines. We invest in U.S. Government sponsored or backed obligations, commercial paper, money market funds, and certificates of deposits.

Investments in both fixed rate and floating rate instruments carry some degree of interest rate risk. Fixed rate securities may have their market value adversely impacted due to an increase in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates. We may suffer losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates. In a declining interest rate environment, as short term investments mature, reinvestment occurs at less favorable market rates. Given the short term nature of our cash and cash equivalents amounts, interest rate risk is not significant.

The current economic conditions have had widespread negative effects on the financial markets. Due to credit concerns and lack of liquidity in the short-term funding markets, we have shifted a larger percentage of the portfolio to U.S. Government sponsored or backed securities and money market funds, which may negatively impact our investment income, particularly in the form of declining investment yields.

Item 8. ***Financial Statements and Supplementary Data***

Our Consolidated Balance Sheets as of December 31, 2008 and 2007 and our Consolidated Statements of Operations and Comprehensive Loss, Stockholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2008, together with the reports of our independent registered public accounting firms, begin on page F-1 of this Annual Report on Form 10-K and are incorporated herein by reference.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

We have established and maintain disclosure controls and procedures that are designed to ensure that material information relating to the Company and its subsidiaries required to be disclosed by us in the reports that are filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported in the time periods specified in the SEC's rules and forms, and that this information is accumulated and communicated to our management, including our Chief Executive and Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management was necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive and Financial Officers, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2008. Based on this evaluation, the Chief Executive and Financial Officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2008.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In making this assessment, management used the criteria set forth in the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) entitled *Internal Control—Integrated Framework.* Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report as set forth below in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 of the Securities Exchange Act of 1934 that have occurred during the fourth quarter of fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Autobytel Inc.

We have audited Autobytel Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Autobytel Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Autobytel Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheet of Autobytel Inc. as of December 31, 2008, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the year ended December 31, 2008 of Autobytel Inc. and our report dated March 11, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Orange County, California
March 11, 2009

Item 9B. ***Other Information***

None.

PART III

Item 10 ***Directors, Executive Officers and Corporate Governance***

The information called for by this Item 10 is incorporated by reference to the following sections of our definitive Proxy Statement for our 2009 Annual Meeting of Stockholders that will be filed not later than 120 days after December 31, 2008, ("2009 Proxy Statement") "Directors," "Nominees for Class I Directors," "Other Directors," "Code of Conduct and Ethics," "Management," "Attendance at Meetings and Board Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance."

Item 11 ***Executive Compensation***

The information called for in this Item 11 is incorporated by reference to the following sections of the 2009 Proxy Statement: "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report."

Item 12 ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information called for in this Item 12 is incorporated by reference to the following sections of the 2009 Proxy Statement: "Security Ownership of Owners and Certain Beneficial Management" and "Securities Authorized for Issuance Under Equity Compensation Plans."

Item 13 ***Certain Relationships and Related Transactions, and Director Independence***

The information called for in this Item 13 is incorporated by reference to the following sections of the 2009 Proxy Statement: "Certain Relationships and Related Transactions" and "Director Independence."

Item 14 ***Principal Accountant Fees and Services***

The information called for in this Item 14 is incorporated by reference to the following sections of the 2009 Proxy Statement: "Principal Accountant Fees and Services," "Audit Related Fees," "Tax Fees," "All Other Fees," and "Pre-Approval Policy."

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

(1) *Financial Statements:*

	Page
Index	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-4
Consolidated Statements of Operations and Comprehensive Loss	F-5
Consolidated Statements of Stockholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8

(2) *Financial Statement Schedules:*

Schedule II—Valuation and Qualifying Accounts F-27

All other schedules have been omitted since the required information is presented in the financial statements and the related notes or is not applicable.

(3) *Exhibits:*

The exhibits filed or furnished as part of this Annual Report on Form 10-K are listed in the Index to Exhibits immediately preceding such exhibits, which Index to Exhibits is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 13th day of March, 2009.

AUTOBYTEL INC.

By: /s/ JEFFREY H. COATS

Jeffrey H. Coats
President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of Autobytel Inc., a Delaware corporation, and the undersigned Directors and Officers of Autobytel Inc. hereby constitute and appoint Jeffrey H. Coats, Curtis E. DeWalt or Glenn Fuller as its or his true and lawful attorneys-in-fact and agents, for it or him and in its or his name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this report, and to file each such amendment to this report, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requisite and necessary to be done in connection therewith, as fully to all intents and purposes as it or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MICHAEL J. FUCHS Michael J. Fuchs	Chairman of the Board and Director	March 13, 2009
/s/ JEFFREY H. COATS Jeffrey H. Coats	President, Chief Executive Officer and Director (Principal Executive Officer)	March 13, 2009
/s/ CURTIS E. DEWALT Curtis E. DeWalt	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 13, 2009
/s/ WESLEY OZIMA Wesley Ozima	Vice President and Controller (Principal Accounting Officer)	March 13, 2009
/s/ MARK N. KAPLAN Mark N. Kaplan	Director	March 13, 2009
/s/ MARK R. ROSS Mark R. Ross	Director	March 13, 2009
/s/ JEFFREY M. STIBEL Jeffrey M. Stibel	Director	March 13, 2009
/s/ JANET M. THOMPSON Janet M. Thompson	Director	March 13, 2009